May 15, 2013

Via EDGAR (Correspondence)
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Stephanie J. Ciboroski, Senior Assistant Chief Accountant

Re: CORPBANCA
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed April 30, 2012
Form 20-F/A for the Fiscal Year Ended December 31, 2011
Filed May 16, 2012
File No. 001-32305
Response Dated October 19, 2012 and April 2, 2013
File No. 001-32305

Dear Ms. Ciboroski:

We are submitting this letter to amend and restate our response dated May 13, 2013 to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter, dated April 29, 2013 (the “Comment Letter”) in connection with the annual report on Form 20-F for the fiscal year ended December 31, 2011 (No. 001-32305), Amendment No. 1 on Form 20-F/A for the fiscal year ended December 31, 2011 (No. 001-32305) (collectively, the “Form 20-F”), filed by Corpbanca (“Corpbanca”) with the SEC on April 30, 2012 and May 16, 2012, respectively, and our response letters dated as of October 19, 2012, and April 2, 2013.

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Form 20-F.  Responses to these comments are set forth in this letter.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response.  Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Form 20-F.  All page number references in Corpbanca’s responses are to page numbers in the Form 20-F.

We have also underlined and italicized our proposed changes to the Form 20-F and consolidated financial statements that will be included in future filings.

Form 20-F for the Fiscal Year Ended December 31, 2011
Item 4. Information on the Company
Classification of Banks and Loans; Provisions for Loan Losses, page 92

1.	We note your response to comments 6 and 17 regarding your specific allowance calculation as well as your accounting policy disclosure beginning on page F-24. Please address the following:

•
With respect to your “A1 to B4” rated loans, clarify whether the specific allowance percentage assigned on an individual basis to each client is determined based on the estimated incurred loan loss equation provided in your response and revise your future filings accordingly to clarify.

Yes, it is determined based on the estimated incurred loan loss equation incorporated in our prior response letter. We will insert, before the formula which we placed in our previous letter, the following phrase (and such phrase represents proposed disclosure) : All risk categories within A and B have loan loss provisions derived from the following formula:

•
With respect to your “C” risk category loans, clarify how your impairment policy for individually significant loans complies with paragraph 64 of IAS 39 given that you appear to be measuring impairment collectively for loans in each risk category rather than on an individual basis.  In this regard you state that the calculation of the allowance percentage for “C” risk category loans is based mainly on the fair value of the collateral adjusted for the estimated cost to sell, however you appear to be applying fixed allowance percentages to loans classified within each risk category (e.g., 2% for C1 classified loans, 10% for C2 classified loans, etc.).  It is unclear how this methodology would appropriately measure impairment on each individually significant loan unless each loan in a respective risk category had the same loan-to-value (LTV) ratio and estimated costs to sell. Please explain and revise your future filings to clarify.

We respectfully submit that the use of ranges of estimated losses is a criterion which is used for local regulatory purposes and that the table demonstrating these regulatory ranges was inappropriately placed in our 2011 20-F on page F-26.  Also, consistent with our oral explanations to Staff in a previous teleconference, we note that we make adjustments to our allowance for loan losses (regulatory purposes) to IFRS  when those adjustments are deemed quantitatively and qualitatively material to the IFRS financial statements.

For purposes of reporting under IFRS, loans will be assigned to risk categories which step results in specific subpopulations of the entire loan portfolio being assigned to one of the C1 through C6 categories on a one-by-one basis. Because of the nature of  the risk categorization criteria, the loan-to-value ratio of each individually significant loan within each risk category (C1 through C6) will have similar loan-to-value ratios and estimated costs to sell  in comparison with other loans within the same risk category.

In addition to the conceptual comments in the previous paragraph and as noted in our previous response to item 6 and in compliance with our procedures as delineated in our telephone conversation, we determined the fair value of collateral less costs to sell on each individually significant loan in the C category for the year ended December 31, 2011.  Our purpose, as explained in our telephone conversation, was to determine  whether we had a quantitatively or qualitatively material adjustment  to our regulatory allowance for loan losses for measurement and disclosure purposes under IFRS.  (Therefore, with respect to your subsequent point and, specifically, with respect to paragraph E.4.5 below, we note that our analysis, for IFRS purposes, does not incorporate a provision matrix.)

For the year ended December 31, 2011, the adjustment to our loan loss allowance from regulatory measurement parameters to IFRS was approximately 700 million Chilean pesos (charge to income statement).

We do not believe this amount to be quantitatively or qualitatively material to our financial statements as of and for the year ended December 31, 2011 for the following reasons:

▪
Quantitatively, the adjustment represents less than 1% of our net income, approximately 2% of our charge for provision through the income statement and less than 1% of our total allowance for loan losses (customer loans).

▪
Qualitatively, should the amount have been posted, it would not have changed our income to a loss or vice versa, does not affect any of our regulatory ratios or debt compliance covenants, nor could it be construed to represent “managing” earnings.  Also, given its nature as an estimate and the nature of the underlying appraisals as estimates, the amount derived under IFRS is not capable of being precisely measured.

•
In your response also explain how you are able to assert that you have not recognized impairment in excess of losses determined on the basis of objective evidence about the loan when the impairment is not based on the fair value of the collateral underlying each individual loan.  Refer to paragraphs E.4.5 and E.4.6 of IASB Staff Implementation Guidance on IAS 39.  For example, could a loan classified as C2 have an allowance recorded based on a 10% loss, but the fair value less cost to sell of the underlying collateral result in only a 5% loss as of the same measurement date?

Please see our response to the prior bullet point for a response to your comment concerning paragraph E.4.5.

In your example of a C2 loan, as explained in our bullet point above, for those loans which are individually significant, a loan by loan analysis in comparison with the underlying collateral value less costs to sell is performed as described above.

Based on this analysis, we do not believe that, with regard to paragraph E.4.6, we are recognizing impairment in excess of incurred losses.

Item 18. Financial Statements
Notes to the Consolidated Financial Statements, page F-10
Note 26 – Net Foreign Exchange Income (Losses), page F-91

2.
We note your response to prior comment 21 and that the total foreign exchange loss recognized in income related to cash flow hedges was Ch$16.9 million. We further note your response to comment 19 that the ineffective portion of income from cash flow hedges included in Note 26 was Ch$139 million. IAS 39, beginning at paragraph 95 and paragraph 27 of IAS 21 state that the exchange differences on monetary items that qualify as hedging instruments in a cash flow hedge are recognized initially in other comprehensive income to the extent that the hedge is effective. Please reconcile these amounts for us as you reference both as being recognized in the foreign exchange losses on cash flow hedges during 2011 and only the amount related to an ineffective cash flow hedge should be recognized in income.

The total amount of income in total foreign Exchange loss reconciles as follows:

Ch($16.9 million)	–	per comment 21 (inappropriately labeled as “unrealized” rather than “Reclassified from OCI”)
Ch($9.5 million)	–	Add fair value hedge effect
Ch($26.4 million)	–	Total per Note 26

As noted above, the last column of the first table in our response to comment 21 was inappropriately labeled “gross unrealized gain/loss” rather than “reclassification adjustment for cash flow hedge for the year ended December 31, 2011.”

The related contracts were entered into during the year 2011  and the year-end effective portion as noted in response to comment 19 remained in Accumulated OCI as of December 31, 2011 while the ineffective portion of Ch$139 million was recorded in the line item “Foreign exchange gains (losses) on hedging derivatives”  in Note 26.

3.
We note your response to comment 22 that the difference in the provision established and released when combined was only Ch$22 million. However, we were unable to understand why separately these line items – provision established and provision released – were different in the tables on pages F-55 and F-93 and why the amounts that flowed through the allowance would be smaller. For example, the established provision on page F-55 totaled Ch$94.2 million and the total on page F-93 excluding the bank’s amount was Ch$108.7 million. Please explain to us and clarify in future filings these differences. Also, if this relates to direct charge-offs, disclose the amount under your allowance rollforward on page F-55.

In our previous response to comment 22, after the annotation “Note 27:”, we reconciled the amounts between F-55 and F-93 in the separate line items “Provisions established” and “Provisions released.” This response indicated that the Note 9 information separately by “Provisions established” and “Provisions released” was 94,170 and (41,451) respectively.

In the same response, in the table related to Note 27, we note our inadvertent error in that note and show that the “charge to income for provisions established” should have been 94,655 rather than the 108,866 in the originally filed 20-F, a difference of 14,211 (considering all corrections, including those in the column “Loans and receivables from banks”. ) The credit to income for provisions released in Note 27 was corrected in the same table to 41,601 rather than the 56,134 in the originally filed 20-F, a difference of 14,533. The difference between the 14,533 and the 14,211 primarily consists of the fact that only Note 27 shows “Loans and receivables from banks” column.

In our 2012 20-F, therefore, for the year ended 2012, the amounts will tie between Notes 9 and 27 or their equivalents, however, due to the immateriality of the amount in 2011, the amounts for the year ended December 31, 2011 will not be revised. As noted above, these were inadvertent errors and do not relate to direct charge-offs. Our assessment of immateriality was based on the fact that these items represent components of rollforwards of account balances and that there is not a likelihood that they would significantly impact the factual context within which a reader views our financial statements or those Notes in particular.

Also, as noted in our previous response, the difference of $22 million is related to recoveries only.

*  *  *

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience.  Please direct any questions concerning this response to the undersigned at Rosario Norte 660, 10th floor, Las Condes, Santiago, Chile.
Yours truly,

/s/ Eugenio Gigogne
Eugenio Gigogne
Chief Financial Officer
Tel: 562-660-2351
Eugenio.gigogne@corpbanca.cl

c.c.         Ms. Lindsay McCord
Ms. Angela Connell

Mr. Howard M. Kleinman
Dechert LLP
Tel. 212-698-3567
howard.kleinman@dechert.com